Exhibit 2.5

PATENT ASSIGNMENT AND LICENSE AGREEMENT

September 27, 2016

This PATENT ASSIGNMENT AND LICENSE AGREEMENT (this “Agreement”), effective as of September 30, 2016 (the “Effective Date”), by and between R. R. Donnelley & Sons Company, a Delaware corporation (“RRD”), and Donnelley Financial, LLC, a limited liability company (“DFS”). Each of RRD and DFS is referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, RRD, LSC Communications, Inc. (“LSC Parent”) and Donnelley Financial Solutions, Inc. have entered into a Separation and Distribution Agreement, dated as of September 14, 2016 (the “Separation and Distribution Agreement”), pursuant to which RRD and its subsidiaries will undertake a series of transactions following which RRD will separate into three independent, publicly traded companies: (i) one business focused on publishing and retail-centric print services and office products, which shall be owned and conducted, directly or indirectly, by LSC Parent, (ii) one business focused on financial communications and data services, which shall be owned and conducted, directly or indirectly, by Donnelley Financial Solutions, Inc., and (iii) one business focused on customized multichannel communications management, which shall be owned and conducted, directly or indirectly, by RRD; and

WHEREAS, in connection with the transactions contemplated by the Separation and Distribution Agreement, (i) RRD wishes to assign and transfer to DFS, and DFS wishes to receive, certain Assigned Patents (as defined herein); and (ii) RRD wishes to grant, and DFS wishes to receive, a non-exclusive license under certain RRD Licensed Patents (as defined herein), in each case, in accordance with the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the premises and covenants set forth herein and in the Separation and Distribution Agreement (and other agreements entered into in connection with the Separation and Distribution Agreement), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, each of the Parties hereby agrees as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1 References; Interpretation. References in this Agreement to any gender include references to all genders, and references to the singular include references to the plural and vice versa. Unless the context otherwise requires, the words “include,” “includes” and “including” when used in this Agreement shall be deemed to be followed by the phrase “without limitation.” Unless the context otherwise requires, references in this Agreement to Articles, Sections and Schedules shall be deemed references to Articles and Sections of, and Schedules to, this Agreement. Unless the context otherwise requires, the words “hereof,” “hereby” and “herein” and words of similar meaning when used in this Agreement refer to this Agreement in its entirety and not to any particular Article, Section or provision of this Agreement. Any capitalized terms used but not defined in this Agreement have the meanings given to them in the Separation and Distribution Agreement.

Section 1.2 Definitions. Capitalized terms used in this Agreement and not otherwise defined in this Agreement have the respective meanings assigned thereto in the Separation and Distribution Agreement. As used in this Agreement, the following terms have the following meanings:

(1) “AAA” shall have the meaning set forth in Section 6.2.

(2) “Agreement” shall have the meaning set forth in the Preamble of this Agreement.

(3) “Agreement Disputes” shall have the meaning set forth in Section 6.1.

(4) “Assigned Patents” means (i) the issued patents and patent applications listed on Schedule 2.1 attached hereto (“Listed Assigned Patents”), (ii) any patents that issue from any patent applications included in the Listed Assigned Patents, (iii) any patents or patent applications that claim priority from the Listed Assigned Patents, and (iv) any continuations, continuations-in-part, divisionals, continuing patent applications, counterparts, reissues, re-examinations, extensions, and renewals of any Listed Assigned Patents.

(5) “Change of Control” means, with respect to a Party (the “Acquired Person”), any transaction or series of related transactions, including any such transaction(s) in bankruptcy, in which a Person or group of related Persons, any one of which is not the Acquired Person, who do not Control such Acquired Person prior to such transaction or series of transactions, subsequently obtain(s) Control of the Acquired Person (or any Person with direct or indirect Control of such Acquired Person) by any means, whether by operation of Law, merger, contract, acquisition of securities or otherwise.

(6) “Control” (including the correlative meanings of the terms “Controlled by” and “under common Control with”), when used with respect to any specified Person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities or other interests, by Contract or otherwise. It is expressly agreed that no Party or any of its Group Companies shall be deemed to be an Affiliate of another Party or any of its Group Companies by reason of having one or more directors in common.

(7) “Dispute Notice” shall have the meaning set forth in Section 6.1.

(8) “Divested Entity” means a Group Company (as of the time immediately prior to the relevant divestment), business, product line, division, or organization that a Party or any of its Group Companies sells or transfers to another Person or otherwise divests.

(9) “DFS Group Company” means (i) DFS and any of DFS’s direct or indirect Subsidiaries immediately following the Donnelley Financial Distribution Date and any Person that becomes a direct or indirect Subsidiary of DFS after such time, and (ii) other than the Persons described in the foregoing clause (i), DFS Parent and any Subsidiary of DFS Parent. Notwithstanding the foregoing, (A) with respect to the foregoing clause (i), a direct or indirect Subsidiary of DFS shall not be a DFS Group Company if and when it ceases to be a direct or indirect Subsidiary of DFS, (B) with respect to the foregoing clause (ii), a direct or indirect Subsidiary of DFS Parent shall not be a DFS Group Company if and when it ceases to be a direct or indirect Subsidiary of DFS Parent, and (C) DFS Parent and its Subsidiaries (other than DFS and its Subsidiaries) shall not be DFS Group Companies if and when DFS Parent ceases to have Control over DFS.

(10) “DFS Parent” means the Person that is, as of the relevant time in question following the Donnelley Financial Distribution Date, the ultimate parent of DFS with direct or indirect Control over DFS.

(11) “Donnelley Financial Distribution Date” means the date on which the DFS Distribution is effected.

(12) “Excluded Entity” means any Person listed on Schedule 3.5, together with any Affiliate of such Person, and any successor to such Person or to such Affiliate.

(13) “Group Company” means, (i) with respect to DFS, any DFS Group Company, (ii) with respect to RRD, any RRD Group Company, and (iii) with respect to LSC, any LSC Group Company.

(14) “LSC” means LSC Communications US, LLC, which is or shall be a Subsidiary of LSC Parent as of the LSC Distribution Date.

(15) “LSC Assigned Patents” means the “Assigned Patents,” as defined in the Patent Assignment and License Agreement, effective as of September 30, 2016, by and between RRD and LSC.

(16) “LSC Distribution Date” means the date on which the LSC Distribution is effected.

(17) “LSC Group Company” means (i) LSC and any of LSC’s direct or indirect Subsidiaries immediately following the LSC Distribution Date and any Person that becomes a direct or indirect Subsidiary of LSC after such time, and (ii) other than the Persons described in the foregoing clause (i), LSC Parent and any Subsidiary of LSC Parent. Notwithstanding the foregoing, (A) with respect to the foregoing clause (i), a direct or indirect Subsidiary of LSC shall not be an LSC Group Company if and when it ceases to be a direct or indirect Subsidiary of LSC, (B) with respect to the foregoing clause (ii), a direct or indirect Subsidiary of LSC Parent shall not be an LSC Group Company if and when it ceases to be a direct or indirect Subsidiary of LSC Parent, and (C) LSC Parent and its Subsidiaries (other than LSC and its Subsidiaries) shall not be LSC Group Companies if and when LSC Parent ceases to have Control over LSC.

(18) “Mediation Period” shall have the meaning set forth in Section 6.2.

(19) “Pre-Existing Rights” means all licenses, covenants not to sue or assert, covenants to delay suit, commitments to license (including any such commitments to standard-setting or similar organizations), releases, waivers, immunities, options, remedy limitations, rights to renew or extend any license or covenant, and other rights, in each case, (i) relating to the Assigned Patents, (ii) under any Contract existing as of the Effective Date, and (iii) whether or not disclosed to DFS, including the licenses and other rights granted pursuant to the agreements listed on Schedule 2.2.

(20) “Privileged Materials” means any documents, materials or other information that (i) are protected by the attorney-client privilege, the attorney work product doctrine, and/or similar privileges, including any opinions of counsel, claim charts and communications to or from counsel, (ii) include confidential or proprietary information of any third Person, or (iii) include personally identifiable information of individuals.

(21) “RRD Group Company” means any of RRD’s direct or indirect Subsidiaries immediately following the later to occur of the LSC Distribution Date and the Donnelley Financial Distribution Date, and any Person that becomes a direct or indirect Subsidiary of RRD after such time. For the avoidance of doubt, a direct or indirect Subsidiary of RRD shall not be an RRD Group Company if and when it ceases to be a direct or indirect Subsidiary of RRD.

(22) “RRD Licensed Patents” means (i) the issued patents and patent applications listed on Schedule 3.1 attached hereto (“Listed RRD Licensed Patents”); (ii) any patents that may issue on any patent applications included in the Listed RRD Licensed Patents; (iii) any patents or patent applications that claim priority from the Listed RRD Licensed Patents; (iv) any continuations, continuations-in-part, divisionals, continuing patent applications, counterparts, reissues, re-examinations, extensions, and renewals of any Listed RRD Licensed Patents.

(23) “RRD Retained Patents” means, other than any LSC Assigned Patents, (i) the issued patents and patent applications that are owned by RRD immediately following the consummation of the Donnelley Financial Distribution, (ii) any patents that issue from any patent applications included in clause (i), (iii) any patents or patent applications that claim priority from a patent or patent application included in clause (i), and (iv) any continuations, continuations-in-part, divisionals, continuing patent applications, counterparts, reissues, re-examinations, extensions, and renewals of any patents or patent applications included in clause (i).

(24) “Rules” shall have the meaning set forth in Section 6.3.

(25) “Separation and Distribution Agreement” shall have the meaning set forth in the Recitals to this Agreement.

(26) “Transferee” shall have the meaning set forth in Section 2.2.

ARTICLE II

ASSIGNMENT OF ASSIGNED PATENTS

Section 2.1 Assignment. Subject to the Pre-Existing Rights, RRD, on behalf of itself and its Group Companies, hereby Transfers to DFS all of RRD’s and its Group Companies’ rights, title, and interest in and to the Assigned Patents, including the right to sue for past, present or future infringement of the Assigned Patents and to retain any damages due or accrued for any such past, present or future infringement.

Section 2.2 Pre-Existing Rights.

(a) DFS shall ensure that any assignee, transferee or successor (including the acquiring or surviving entity in connection with any Change of Control or similar corporate transaction involving DFS) of any of the Assigned Patents from DFS, or any other Person that is granted any exclusive license or any enforcement rights with respect thereto (each such assignee, transferee, successor or other such Person, a “Transferee”) agrees in writing, prior to or as part of such assignment, transfer, grant or other transaction, (i) that it acknowledges and confirms that the Assigned Patents are and shall remain subject to the Pre-Existing Rights, (ii) to be bound by Section 2.2 of this Agreement, (iii) to bind all subsequent or future Transferees of any of the Assigned Patents to Section 2.2 of this Agreement, and (iv) that RRD shall be an express intended third-party beneficiary of any such agreement, with a direct independent right to enforce such agreement against such Transferee.

(b) If DFS intends to initiate or participate, directly or indirectly, in any Action, under any Assigned Patents against any Person, then DFS shall first inform RRD in writing of the identity of such Person and provide other information reasonably requested by RRD in connection therewith, and RRD shall, subject to any confidentiality obligations of RRD, reasonably cooperate with DFS to confirm the scope of any licenses, covenants or other rights granted by RRD or its Group Companies to such Person.

(c) DFS agrees not to, directly or indirectly, initiate, maintain, authorize, participate in or facilitate any Action (including the grant of an exclusive license or right to enforce to any other Person that, to DFS’s knowledge, intends to initiate, authorize, participate in or facilitate any Action), under any Assigned Patents, against any Person that it knows to be a licensee or other beneficiary of Pre-Existing Rights under such Assigned Patent(s), in each case, within the scope of the licenses or other rights of such licensee or other beneficiary.

(d) Without limiting Sections 2.2(a) through 2.2(c), with respect to the Assigned Patents, DFS agrees to comply with all commitments made by RRD or any of its Group Companies to any standard-setting or similar organizations to the same extent as such commitments are binding upon RRD or the applicable Group Company.

Section 2.3 Disclosure of Office Actions. Within thirty (30) days after the Effective Date, RRD shall notify DFS of all due dates for responses to office actions related to the prosecution of the Assigned Patents that will occur within ninety (90) days after the Effective Date.

Section 2.4 Transfer of Files. Within ninety (90) days after the Effective Date, RRD will deliver or cause to be delivered to DFS or its designated counsel (a) for Assigned Patents subsisting in the United States, ribbon copies of such Assigned Patents if reasonably available in RRD’s files and copies of the prosecution files as maintained by RRD’s outside prosecution counsel, (b) docketing reports generated during the ninety (90) day period after the Effective Date for all Assigned Patents being prosecuted as of the Effective Date, and (c) the identity of all outside counsel responsible for prosecuting or maintaining an Assigned Patent, in each case of the foregoing (a) through (c), excluding any Privileged Materials. Notwithstanding the foregoing or anything to the contrary elsewhere in this Agreement, RRD will not, and will not be required to, deliver or have delivered to DFS any document or other material that contains any communication, work product or other information that are protected by or subject to any attorney-client privilege, work product doctrine, or any other similar professional privileges, rights or immunities.

Section 2.5 Cooperation; No Other Obligations or Liabilities.

(a) For a period of eighteen (18) months after the Effective Date, each of RRD and DFS shall, upon the reasonable request of the other Party, execute and deliver such documents and other papers and perform such acts as may be reasonably required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated by this Agreement. Notwithstanding anything to the contrary in this Agreement, recordation or registration of any document evidencing the assignment of the Assigned Patents from RRD to DFS shall be DFS’s sole responsibility; provided that RRD shall provide reasonable assistance to DFS in connection with such recordation or registration, at DFS’s sole cost and expense.

(b) For a period of five (5) years after the Effective Date, RRD shall reasonably cooperate, at DFS’s written request and at DFS’s sole cost and expense, and subject to RRD’s confidentiality commitments to third parties, with DFS in the maintenance, enforcement, licensing and defense of the Assigned Patents, including by (i) executing and delivering any instruments and performing any other acts that may be reasonably necessary for DFS, (ii) disclosing relevant facts and delivering instruments and other documents reasonably requested by DFS, including materials evidencing or relating to the conception or reduction of practice of inventions, and (iii) providing technical consultations reasonably requested by DFS, including making best efforts to make the relevant inventors that were involved in prosecution of any Assigned Patents available and accessible to DFS, to the extent such inventors are employed by RRD at the time. DFS shall pay inventors a reasonable hourly rate for time expended and reasonable travel and subsistence expenses incurred in performing such technical consultations requested by DFS. DFS shall reimburse RRD for any and all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by RRD or any of its Group Companies, or any of its or their directors, officers, agents or employees, in connection with (i) the enforcement or licensing of any of the Assigned Patents by or on behalf of DFS or any of its Group Companies, or (ii) any Action brought against or in respect of the Assigned Patents after the Effective Date, including any reexamination, reissue, post-grant review, inter partes review, interference or opposition proceedings. For clarity, except as expressly set forth in Section 2.5(a) or (b), nothing in this Agreement shall constitute an obligation of RRD or any of its Group Companies to assist DFS in any litigation, adversarial matter, interference or administrative proceeding relating to the Assigned Patents. Notwithstanding the foregoing, nothing in this Section 2.5 shall constitute an obligation of RRD or any of its Group Companies to become a party to any litigation, adversarial matter, interference or administrative proceeding.

(c) For a period of five (5) years after the Effective Date, DFS shall reasonably cooperate, at RRD’s written request and at RRD’s sole cost and expense, and subject to DFS’s confidentiality commitments to third parties, with RRD in the maintenance, enforcement, licensing and defense of the RRD Retained Patents, including by (i) executing and delivering any instruments and performing any other acts that may be reasonably necessary for RRD, (ii) disclosing relevant facts and delivering instruments and other documents reasonably requested by RRD, including materials evidencing or relating to the conception or reduction of practice of inventions, and (iii) providing technical consultations reasonably requested by RRD, including making best efforts to make the relevant inventors that were involved in prosecution of any RRD Retained Patents available and accessible to RRD, to the extent such inventors are employed by DFS at the time. RRD shall pay inventors a reasonable hourly rate for time expended and reasonable travel and subsistence expenses incurred in performing such technical consultations requested by RRD. RRD shall reimburse DFS for any and all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by DFS or any of its Group Companies, or any of its or their directors, officers, agents or employees, in connection with (i) the enforcement or licensing of any of the RRD Retained Patents by or on behalf of RRD or any of its Group Companies, or (ii) any Action brought against or in respect of the RRD Retained Patents after the Effective Date, including any reexamination, reissue, post-grant review, inter partes review, interference or opposition proceedings. For clarity, except as expressly set forth in Section 2.5(a) or (c), nothing in this Agreement shall constitute an obligation of DFS or any of its Group Companies to assist RRD in any litigation, adversarial matter, interference or administrative proceeding relating to the RRD Retained Patents. Notwithstanding the foregoing, nothing in this Section 2.5 shall constitute an obligation of DFS or any of its Group Companies to become a party to any litigation, adversarial matter, interference or administrative proceeding.

(d) For a period of five (5) years after the Effective Date, DFS shall reasonably cooperate, at LSC’s written request and at LSC’s sole cost and expense, and subject to DFS’s confidentiality commitments to third parties, with LSC in the maintenance, enforcement, licensing and defense of the LSC Assigned Patents, including by (i) executing and delivering any instruments and performing any other acts that may be reasonably necessary for LSC, (ii) disclosing relevant facts and delivering instruments and other documents reasonably requested by LSC, including materials evidencing or relating to the conception or reduction of practice of inventions, and (iii) providing technical consultations reasonably requested by LSC, including making best efforts to make the relevant inventors that were involved in prosecution of any LSC Assigned

Patents available and accessible to LSC, to the extent such inventors are employed by DFS at the time. LSC’s obligations under this Section 2.5(d) are conditioned on LSC’s express written agreement to, as applicable: (A) pay inventors employed by DFS a reasonable hourly rate for time expended and reasonable travel and subsistence expenses incurred in performing such technical consultations requested by LSC, and (B) reimburse DFS for any and all out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by DFS or any of its Group Companies, or any of its or their directors, officers, agents or employees, in connection with (1) the enforcement or licensing of any of the LSC Assigned Patents by or on behalf of LSC or any of its Group Companies, or (2) any assistance requested by LSC with respect to any Action brought against or in respect of the LSC Assigned Patents after the LSC Distribution Date, including any reexamination, reissue, post-grant review, inter partes review, interference or opposition proceedings. For clarity, except as expressly set forth in Section 2.5(a) or (d), nothing in this Agreement shall constitute an obligation of DFS or any of its Group Companies to assist LSC in any litigation, adversarial matter, interference or administrative proceeding relating to the LSC Assigned Patents. Notwithstanding the foregoing, nothing in this Section 2.5 shall constitute an obligation of DFS or any of its Group Companies to become a party to any litigation, adversarial matter, interference or administrative proceeding. DFS and RRD hereby agree that LSC shall be an express intended third-party beneficiary of this Agreement solely with respect to this Section 2.5(d), with a direct independent right to enforce the terms and conditions hereof.

(e) Except as expressly set forth in Sections 2.5(a) through (d), neither Party nor any of their Group Companies shall have any liability or obligation to any other Party (or, for the purposes of Section 2.5(d), to LSC) under this Agreement with respect to ownership, maintenance, enforcement or exploitation of the Assigned Patents, the RRD Retained Patents, or the LSC Assigned Patents, as applicable, including any such liabilities and obligations related to actions or claims brought against or in respect of such patents or patent applications, or any application, maintenance or annuity fees for any of such patents or patent applications due at the United States Patent and Trademark Office or any foreign, national or regional equivalent thereto, in each case, arising or due on or after the Effective Date. For clarity, all payments of application, maintenance and annuity fees with respect to the Assigned Patents that are due on or after the Effective Date are the sole responsibility of DFS.

ARTICLE III

LICENSES AND RETAINED RIGHTS

Section 3.1 License Grant by RRD to DFS. Subject to the terms and conditions of this Agreement, RRD, on behalf of itself its Group Companies, hereby grants to DFS a perpetual, irrevocable, non-terminable, royalty-free, fully paid-up, non-exclusive, non-transferable (except as permitted pursuant to ARTICLE V), non-sublicensable (except as expressly permitted in Section 3.2) license, under the RRD Licensed Patents, to make, have made, use, import, sell, license, offer for sale and otherwise exploit and dispose of (in each case, directly or indirectly) any products or services, and to otherwise perform any method or process and practice any invention claimed in any of the RRD Licensed Patents.

Section 3.2 Sublicensing.

(a) DFS shall have the right, subject to the terms and conditions set forth in this Section 3.2, to grant non-transferable sublicenses, solely within the scope of the licenses granted to DFS by RRD pursuant to Section 3.1 to (i) any DFS Group Companies; provided that any sublicense granted to a DFS Group Company shall, subject to clause (iv) below, automatically and immediately terminate once such DFS Group Company ceases to be a DFS Group Company, (ii) independent contractors and consultants of DFS or its Group Companies in connection with providing services to DFS or any of its sublicensed Group Companies, (iii) customers of DFS or its Group Companies solely in connection with such customers’ use of products or services provided by or on behalf of DFS or its Group Companies, and (iv) a Divested Entity of DFS as described in Section 3.3. For the avoidance of doubt, any sublicense granted by a DFS under this Agreement is subordinate to, and conditioned upon the survival of, the licenses granted by RRD to DFS.

(b) The sublicensing rights granted under this ARTICLE III are conditioned upon the requirement that DFS shall enter into a written sublicense agreement with each permitted sublicensee on terms and conditions that are no less restrictive than the terms and conditions of this Agreement and that expressly prohibit and render void further sublicensing by the permitted sublicensee.

(c) Notwithstanding anything to the contrary in this Agreement, DFS does not have the right to, and shall not, grant any sublicense to any Excluded Entity without RRD’s express prior written consent, and any sublicense granted to an Excluded Entity by DFS without such consent shall be null and void ab initio.

Section 3.3 Divestitures. Upon any sale, transfer or other divestiture of a Divested Entity by DFS, DFS may grant a sublicense, solely within the scope of the licenses granted to DFS pursuant to Section 3.1 to such Divested Entity (or if such Divested Entity is not a corporation, a limited liability company or other legal entity, to the successor, assignee, or acquirer thereof) with respect to (a) any products or services commercially released by such Divested Entity as of the effective date of the sale, transfer or divestiture, (b) any products or services under bona fide development by such Divested Entity as of such effective date, and (c) any natural evolutions of the products and services described in the foregoing clauses (a) or (b); provided that such sublicense shall not extend to any business, products or service of any Person(s) that has(ve) acquired such Divested Entity or any Affiliates of such Person(s) (other than the Divested Entity). Notwithstanding the foregoing, any sublicense granted to a Divested Entity shall terminate automatically and immediately if at any time such Divested Entity becomes an Affiliate of any Excluded Entity.

ARTICLE IV

TERM

Section 4.1 Term. The term of this Agreement shall commence on the Effective Date and shall continue until the later of (a) the expiration date of the last-to-expire of the RRD Licensed Patents, or (b) the last date upon which the right to assert any claim of infringement based on any of the RRD Licensed Patents expires.

Section 4.2 Termination. Except as provided in Section 5.1(c), neither Party shall have any right to terminate this Agreement or any of the licenses or other rights granted hereunder for any reason.

ARTICLE V

ASSIGNABILITY

Section 5.1 Assignment and Change of Control.

(a) Neither this Agreement nor the licenses, rights or obligations hereunder may be assigned or delegated, including by operation of Law, merger, consolidation, asset sale, acquisition of securities or otherwise, by any Party without the prior express written consent of the other Party (which consent may be granted or withheld in the sole discretion of such other Party); provided that (i) a Change of Control of a Party is not, and will be deemed not to be, an assignment or delegation, or purported assignment or delegation, of this Agreement or a breach of this Section 5.1, and, subject to Section 5.1(c), the licenses and other rights granted pursuant to ARTICLE III shall survive any Change of Control of either Party, and (ii) each Party may assign this Agreement in whole and without the other Party’s consent to any Person that acquires all or substantially all of the assets and business operations of such Party; provided further that DFS may not in any case assign or delegate this Agreement or any licenses, rights or obligations hereunder to any Excluded Entity.

(b) Upon any Change of Control of a Party, the Party undergoing such Change of Control shall, within fifteen (15) days following the consummation of such Change of Control, provide to the other Party written notice of such Change of Control describing the transaction or series of transactions giving rise to the Change of Control and, if the relevant Party undergoing a Change of Control is DFS, indicating in particular whether any Person obtaining direct or indirect Control of DFS is an Excluded Entity.

(c) Upon a Change of Control of DFS (including, for the avoidance of doubt, upon a Change of Control of any Person with direct or indirect Control of DFS) whereby the Person or any member of a group of related Persons obtaining Control of DFS (including by obtaining Control of a Person with direct or indirect Control of DFS) is an Excluded Entity, RRD may, at its sole discretion and at any time within the earlier of (A) ninety (90) days after RRD receives written notice pursuant to Section 5.1(b) of such a Change of Control or (B) one hundred and five (105) days following the consummation of such Change of Control, immediately terminate the licenses and other rights granted to DFS pursuant to ARTICLE III, including any sublicenses granted by DFS under such licenses or other rights, upon written notice to DFS.

(d) Any attempted assignment or delegation that is not in accordance with this Section 5.1 shall be null and void.

Section 5.2 Successors and Assigns. The provisions of this Agreement, and the licenses, rights and obligations hereunder, shall be binding upon, inure to the benefit of and be enforceable by and against the Parties and their respective successors and permitted transferees and assigns.

ARTICLE VI

DISPUTE RESOLUTION

Section 6.1 Negotiation. In the event of a controversy, dispute or claim arising out of, in connection with, or in relation to the interpretation, performance, nonperformance, validity or breach of this Agreement or otherwise arising out of, or in any way related to this Agreement or the transactions contemplated hereby, including any claim based on contract, tort, statute or constitution (collectively, “Agreement Disputes”), the Party claiming such Agreement Dispute shall give written notice to the other Party setting forth the Agreement Dispute and a brief description thereof (a “Dispute Notice”) pursuant to the terms of the notice provisions of Section 7.1 hereof. Following delivery of a Dispute Notice, the general counsels of the relevant Parties and/or such other executive officer designated by the relevant Party shall negotiate for a reasonable period of time to settle such Agreement Dispute; provided that such reasonable period shall not, unless otherwise agreed by the Parties in writing, exceed forty-five (45) calendar days from the time of receipt by a Party of a Dispute Notice; provided further, that in the event of any arbitration in accordance with Section 6.3 hereof, the relevant Parties shall not assert the defenses of statute of limitations and laches arising during the period beginning after the date of receipt of the Dispute Notice, and any contractual time period or deadline under this Agreement to which such Agreement Dispute relates occurring after the Dispute Notice is received shall not be deemed to have passed until such Agreement Dispute has been resolved.

Section 6.2 Mediation. If, within forty-five (45) calendar days (or such longer period as may be agreed in writing between the Parties) after receipt by a Party of a Dispute Notice, the Parties have not succeeded in negotiating a resolution of the Agreement Dispute, the Parties agree to submit the Agreement Dispute at the earliest possible date to mediation conducted in accordance with the Commercial Mediation Rules of the American Arbitration Association (“AAA”), and to bear equally the costs of the mediation; provided, however, that each Party shall bear its own costs in connection with such mediation. The parties agree to participate in good faith in the mediation and negotiations related thereto for a period of thirty (30) days or such longer period as they may mutually agree following the initial mediation session (the “Mediation Period”).

Section 6.3 Arbitration. If the Agreement Dispute has not been resolved for any reason after the Mediation Period, such Agreement Dispute shall be determined, at the request of either relevant Party, by arbitration conducted in Chicago, Illinois, before and in accordance with the then-existing Commercial Arbitration Rules of the AAA, except as modified herein (the “Rules”). There shall be three arbitrators. Each Party shall appoint one arbitrator within twenty (20) calendar days of receipt by respondent of a copy of the demand for arbitration. The two party-appointed arbitrators shall have twenty (20) calendar days from the appointment of the second arbitrator to agree on a third arbitrator who shall chair the arbitral tribunal. Any arbitrator not timely appointed by the Parties under this Section 6.3 shall be appointed by the AAA in accordance with the listing, ranking and striking method in the Rules, and in any such procedure, each Party shall be given a limited number of strikes, excluding strikes for cause. Any controversy concerning whether an Agreement Dispute is an arbitrable Agreement Dispute, whether arbitration has been waived, whether an assignee of this Agreement is bound to arbitrate, or as to the interpretation of enforceability of this ARTICLE VI shall be determined by the arbitrators. In resolving any Agreement Dispute, the Parties intend that the arbitrators shall apply the substantive laws of the State of Illinois, without regard to any choice of law principles thereof that would mandate the application of the laws of another jurisdiction. The Parties intend that the provisions to arbitrate set forth herein be valid, enforceable and irrevocable, and any award rendered by the arbitrators shall be final and binding on the Parties. The Parties agree to comply with any award made in any such arbitration proceedings and agree to enforcement of or entry of judgment upon such award in the United States District Court for the Northern District of Illinois. The arbitrators shall be entitled, if appropriate, to award any remedy in such proceedings, including monetary damages, specific performance and all other forms of legal and equitable relief; provided, however, the arbitrators shall not be entitled to award punitive, exemplary, treble or any other form of non-compensatory damages except (i) in connection with indemnification for a Third Party Claim (and in such a case, only to the extent awarded in such Third Party Claim) or (ii) for reasonably foreseeable consequential damages or losses.

Section 6.4 Arbitration Period. Any arbitration proceeding shall be concluded in a maximum of six (6) months from the commencement of the arbitration. The parties involved in the proceeding may agree in writing to extend the arbitration period if necessary to appropriately resolve the Agreement Dispute.

Section 6.5 Treatment of Negotiations, Mediation and Arbitration. Without limiting the provisions of the Rules, unless otherwise agreed in writing by or among the relevant Parties or permitted by this Agreement, the relevant Parties shall keep, and shall cause their respective Group Companies to keep, confidential all matters relating to this ARTICLE VI, and any negotiation, mediation, conference, arbitration, discussion or arbitration award pursuant to this ARTICLE VI shall be treated as compromise and settlement negotiations for purposes of Rule 408 of the Federal Rules of Evidence and comparable state rules; provided, that such matters may be disclosed (i) to the extent reasonably necessary in any proceeding brought to enforce the award or for entry of a judgment upon the award and (ii) to the extent otherwise required by Law or stock exchange. Nothing said or disclosed, nor any document produced, in the course of any negotiations, conferences and discussions that is not otherwise independently discoverable shall be offered or received as evidence or used for impeachment or for any other purpose in any current or future arbitration. Nothing contained herein is intended to or shall be construed to prevent any Party from applying to any court of competent jurisdiction for interim measures or other provisional relief in connection with the subject matter of any Agreement Disputes. Without prejudice to such provisional remedies as may be available under the jurisdiction of a court, the arbitral tribunal shall have full authority to grant provisional remedies and to direct the parties to request that any court modify or vacate any temporary or preliminary relief issued by such court, and to award damages for the failure of any Party to respect the arbitral tribunal’s orders to that effect.

Section 6.6 Continuity of Service and Performance. Unless otherwise agreed in writing, the Parties will continue to honor all commitments under this Agreement during the course of dispute resolution pursuant to the provisions of this ARTICLE VI with respect to all matters not subject to such dispute resolution.

Section 6.7 Consolidation. The arbitrators may consolidate any Agreement Disputes under this Agreement if the subject of the Agreement Disputes thereunder arise out of or relate essentially to the same set of facts or transactions. Such consolidated arbitration shall be determined by the arbitrator appointed for the arbitration proceeding that was commenced first in time.

ARTICLE VII

NOTICES

Section 7.1 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in English, shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by overnight courier service, by facsimile (at a facsimile number to be provided by such Party to the other Party pursuant to the notice provisions of this Section 7.1) with receipt confirmed (followed by delivery of an original via overnight courier service), by email (at an email address to be provided by such Party to the other Party pursuant to the notice provisions of this Section 7.1) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a Party as shall be specified in a notice given in accordance with this Section 7.1):

To RRD:

R. R. Donnelley & Sons Company

35 West Wacker Drive

Chicago, Illinois 60601

Attn: General Counsel

To DFS:

Donnelley Financial, LLC

35 West Wacker Drive

Chicago, Illinois 60601

Attn: General Counsel

ARTICLE VIII

MISCELLANEOUS

Section 8.1 Taxes. Except as may otherwise be specifically provided herein, each Party shall bear all taxes, duties and other similar charges (and any related interest and penalties) imposed as a result of its receipt of Services under this Agreement.

Section 8.2 Relationship of Parties. Nothing in this Agreement shall be deemed or construed by the Parties or any Third Party as creating the relationship of principal and agent, partnership or joint venture between the Parties, it being understood and agreed that no provision contained herein, and no act of the Parties, shall be deemed to create any relationship between the Parties other than the relationship of independent contractor nor be deemed to vest any rights, interest or claims in any third parties.

Section 8.3 Complete Agreement; Construction. This Agreement, including the Schedules hereto, shall constitute the entire agreement between the Parties with respect to the subject matter hereof and shall supersede all previous negotiations, commitments and writings with respect to such subject matter. In the event of any inconsistency between this Agreement and any Schedule, the Schedule shall prevail. The rights and remedies of the Parties herein provided shall be cumulative and in addition to any other or further remedies provided by law or equity.

Section 8.4 Counterparts. This Agreement may be executed in more than one counterpart, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the Parties and delivered to the other Parties.

Section 8.5 Waivers and Consents. The failure of any Party to require strict performance by any other Party of any provision in this Agreement will not waive or diminish that Party’s right to demand strict performance thereafter of that or any other provision hereof. Any consent required or permitted to be given by any Party to the other Parties under this Agreement shall be in writing and signed by the Party giving such consent.

Section 8.6 Amendments. This Agreement may not be modified or amended except pursuant to Section 3.5 or by an agreement in writing signed by a duly authorized representative of each of the Parties.

Section 8.7 No Circumvention. The Parties agree not to directly or indirectly take any Actions, act in concert with any Person who takes an Action (including the failure to take a reasonable Action) such that the resulting effect is to materially undermine the effectiveness of any of the provisions of this Agreement.

Section 8.8 Subsidiaries. Each of the Parties shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth herein to be performed by any Subsidiary of such Party or by any entity that becomes a Subsidiary of such Party on and after the Donnelley Financial Distribution Date.

Section 8.9 Third Party Beneficiaries. Except as expressly provided in Section 2.5(d), this Agreement is solely for the benefit of the Parties, and should not be deemed to confer upon third parties any remedy, claim, liability, reimbursement, claim of action or other right in excess of those existing without reference to this Agreement.

Section 8.10 Titles and Headings. Titles and headings to sections herein are inserted for the convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

Section 8.11 Schedules. The Schedules shall be construed with and as an integral part of this Agreement to the same extent as if the same had been set forth verbatim herein.

Section 8.12 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of, but not the laws governing conflicts of laws of, the State of Illinois.

Section 8.13 Consent to Jurisdiction. Subject to the provisions of ARTICLE VI hereof, each of the Parties irrevocably submits to the exclusive jurisdiction of (a) the Circuit Court of the State of Illinois, Cook County, or (b) the United States District Court for the Northern District of Illinois (the “Illinois Courts”), for the purposes of any suit, Action or other proceeding to compel arbitration or for provisional relief in aid of arbitration in accordance with ARTICLE VI or to prevent irreparable harm, and to the non-exclusive jurisdiction of the Illinois Courts for the enforcement of any award issued thereunder. Each of the Parties further agrees that service of any process, summons, notice or document by U.S. registered mail to such Party’s respective address set forth above shall be effective service of process for any Action, suit or proceeding in the Illinois Courts with respect to any matters to which it has submitted to jurisdiction in this Section 8.13. Each of the Parties irrevocably and unconditionally waives any objection to the laying of venue of any Action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in the Illinois Courts, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

Section 8.14 Specific Performance. The Parties agree that irreparable damage would occur in the event that the provisions of this Agreement were not performed in accordance with their specific terms. Accordingly, it is hereby agreed that the Parties shall be entitled to an injunction or injunctions to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

Section 8.15 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.

Section 8.16 Severability. In the event any one or more of the provisions contained in this Agreement should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby. The Parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions, the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

Section 8.17 Interpretation. The Parties have participated jointly in the negotiation and drafting of this Agreement. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted.

Section 8.18 No Duplication; No Double Recovery. Nothing in this Agreement is intended to confer to or impose upon any Party a duplicative right, entitlement, obligation or recovery with respect to any matter arising out of the same facts and circumstances.

Section 8.19 Disclaimer of Representations and Warranties. EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT AND IN THE SEPARATION AND DISTRIBUTION AGREEMENT, THE PARTIES ACKNOWLEDGE AND AGREE THAT THE ASSIGNED PATENTS AND RRD LICENSED PATENTS, AS APPLICABLE, ARE ASSIGNED OR LICENSED UNDER THIS AGREEMENT AS-IS, THAT ANY COOPERATION OR ASSISTANCE PROVIDED UNDER THIS AGREEMENT IS PROVIDED AS-IS, THAT EACH RECIPIENT ASSUMES ALL RISKS AND LIABILITIES ARISING FROM OR RELATING TO THE USE AND ENFORCEMENT OF SUCH PATENT RIGHTS ASSIGNED OR LICENSED, AND COOPERATION OR ASSISTANCE PROVIDED, UNDER THIS AGREEMENT, AND EACH PARTY, TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE LAW, MAKES NO REPRESENTATION OR WARRANTY WITH RESPECT THERETO, WHETHER EXPRESS OR IMPLIED, EITHER IN FACT OR BY OPERATION OF LAW, BY STATUTE OR OTHERWISE, INCLUDING ANY REPRESENTATION OR WARRANTY IN REGARD TO QUALITY, ACCURACY, COMPLETENESS, PERFORMANCE, NON-INFRINGEMENT, COMMERCIAL UTILITY, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, VALIDITY OR ENFORCEABILITY.

Section 8.20 Rights in Bankruptcy. All licenses, immunities, and other rights granted pursuant to ARTICLE III are conveyed and effective when granted, and each Party is entitled to the maximum protection of the licenses, immunities and other rights that it receives hereunder under applicable Law. Without limiting the generality of the foregoing, each Party, as recipient of licenses, immunities or other rights hereunder, (a) may assert without objection from the other Party (including its successors and assigns) that (i) those licenses, immunities, and other rights are not executory and not vulnerable to rejection under the United States Bankruptcy Code or the bankruptcy Laws of any other country, and (ii) if rejected, such rejection does not result in termination of those licenses, immunities, and other rights or a similar result or effect, and (b) will continue to have and may fully exercise any rights (and make any election) available under Section 365(n) of the United States Bankruptcy Code, the bankruptcy Laws of any other country, or this Agreement, and such other Party (including its successors and assigns) will not, in any event, interfere with such first Party’s licenses, immunities and other rights under this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Patent Assignment and License Agreement to be duly executed by their respective authorized officers as of the date first above written.

R. R. DONNELLEY & SONS COMPANY

By:	/s/ Daniel L. Knotts
Name:	Daniel L. Knotts
Title:	Chief Operating Officer

DONNELLEY FINANCIAL, LLC

By:	/s/ Daniel N. Leib
Name:	Daniel N. Leib
Title:	Chief Executive Officer